

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 11, 2009

Mr. Mark S. Heaney, President & CEO
Addus HomeCare Corporation
2401 South Plum Grove Road
Palatine, IL 60067

Re: **Addus HomeCare Corporation**
        Registration Statement on Form S-1/A
        Filed on August 26, 2009
        File No. 333-160634

Dear Mr. Heaney:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 7 and
Selected Historical Consolidated Financial and Other Data, page 33

1.   We have reviewed your response to comment six of our letter dated August 14,
        2009, noting you consider Adjusted EBITDA to determine compliance with your
        debt covenants. Your calculation of Adjusted EBITDA, as presented, is not
        consistent with the calculation required by your debt covenants.   Please revise

your disclosure to address the following items or remove your presentation of Adjusted EBITDA from your registration statement:

- Please provide the Adjusted EBITDA figure calculated consistent with your debt covenants,
- As Adjusted EBITDA is used to measure compliance with your debt covenants, it is considered a liquidity measure and should be reconciled to cash flow from operations,
- Disclose the materiality of the debt agreement and the covenants on your financial condition,
- Disclose the amount or limit required for compliance with your covenant,
- Disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

2.   We note your response to comment six of our letter dated August 14, 2009 and revised disclosure states that you believe you are able to demonstrate the usefulness of Adjusted EBITDA, consistent with the requirements of Question 8 of the Commission's FAQ Regarding the Use of Non-GAAP Financial Measures. In order to enhance an investor's understanding, please revise your disclosure to provide a detailed discussion of the following:

- The manner in which management uses this measure to conduct or evaluate its business,
- The economic substance behind management's decision to use this measure,
- The substantive reasons why management believes this measure provides useful information to investors.

In the alternative, you may remove the presentation of this measure from your registration statement.

Risk Factors, page 13

3.   In the first paragraph on page 16, you indicate that proposed Centers of Medicare and Medicaid Services regulations will "result in an overall market basket reduction." Please revise to clarify what is a "market basket reduction" and how it impacts your reimbursement rate or profitability. We note similar disclosures are located on pages 47 and 84.

4.   Similarly, you indicate on page 16 that the "proposed update" will be reduced by 2% if certain quality data is not submitted. Please clarify what you mean by "required quality data." Also, please discuss the risk that this potential reduction would apply to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Capital Resources, page 65

5.   We have reviewed your response to comment nine of our letter dated August 14, 2009, noting that you are anticipating a new credit facility to fund your working capital needs for the next 12 months. Considering (i) your existing cash on hand of $0.9 million, (ii) your cash used from operations for the period ended June 30, 2009 of approximately $4.8 million, (iii) your available borrowings under your credit facility of $1.2 million, and (iv) your current maturities of long-term debt of $10.1 million, please expand your discussion of liquidity to clarify how you plan to fund your working capital needs if you are unable to enter into this new credit facility or additional funding becomes unavailable (i.e. Eos Funds, expanded existing credit facility, etc.).

6.   We note your response to comment 10 of our letter dated August 14, 2009 that you funded your acquisitions in the past three years with available cash, by issuing notes, and borrowing from your credit agreements. Please revise your Liquidity and Capital Resources section to address how you intend to fund any new acquisitions or expansion into new geographic regions in the next 12 months. To the extent acquisitions may be limited due to any financial constraints, provide sufficient disclosure both here and in the risk factors section.

Outstanding Accounts Receivable, page 68

7.   We have reviewed your response to comment 12 of our letter dated August 14, 2009, noting that you did not fully address our comment, thus we are reissuing our comment. Please tell us (i) the amount of receivables that are due to ongoing disputes with specific payors, (ii) at what aging period an allowance for doubtful accounts is recorded (e.g. after 90 days, after 180 days, etc.) and when a write-off is recorded (e.g. after 180 days, after 365 days, etc.), and (iii) clarify the threshold (amount and age) for account balance write-offs.

8.   In connection with the comment above, we note that your accounts receivable increased for each of the aging buckets. As you estimate your allowance for doubtful accounts primarily on receivable aging trends and your allowance for doubtful accounts (as a percentage of gross accounts receivable) remained consistent with the prior period, please tell us both qualitatively and quantitatively, the factors that led to changes in accounting estimates related to your allowance for doubtful accounts.

Our Business, page 77

9.   We note your response to comment 15 of our letter dated August 14, 2009, and
        we reissue it. Please revise your disclosure to indicate to what extent your recent
        acquisitions retain features of their previous identity, structure, and operation.
        Your revisions on page 82 seem to indicate that some administrative functions are
        centralized as soon as possible, but provide few details otherwise.

Executive Compensation, page 98

10.   We note your response to comment 21 of our letter dated August 14, 2009, and
        we reissue the comment in part. Please revise to disclose in greater detail which
        surveys were used to set your salary guidelines for "similarly situated
        companies." For example, you disclose "industry" and "geographic location"
        were used as categories, but you never mention which industries or geographic
        regions were covered by the surveys. In addition, to the extent the companies that
        comprised the surveys that were used to benchmark compensation were known by
        you, please identify the companies that comprised the surveys. To the extent the
        identities of the companies that comprised the surveys were not known by you,
        please provide clear disclosure in this section.

Certain Relationships and Related Party Transactions, page 117

11.   Please revise to clarify whether the "termination agreement" as described in the
        second to last paragraph on page 118 will result in a separate termination fee in
        addition to the $1.5 million due to Eos Funds as a result of the consent fee
        agreement.

Addus Homecare Corporation
Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
9. Stock Options, page F-28

12.   We have reviewed your response to comment 30 of our letter dated August 14,
        2009; however, it appears that your expected life is inconsistent with the
        simplified method specified in SAB 107. Based on your response it appears that
        your stock grant with a 12-month vesting period and stock grants with a 5-year
        vesting period should be 5.5 years and 6.5 years, respectively. Please revise.
        Consequently, please revise your other assumptions to be consistent with the
        expected term of the options (e.g. risk-free discount rate, weighted average fair
        value etc.). Accordingly, revise your financial statements and disclosures as
        appropriate or demonstrate to us how the changes in the assumptions did not have
        any material impact on your recorded compensation expense.

Other Regulatory

13.   We have reviewed your response to our prior comment 35, noting your analysis applying SAB 80. Please address the following:

- Please tell us why you combined SuCasa Personal Care, LLC with Desert PCA of Nevada, LLC and Vegas Valley Personal Care, LLC with Greater Vegas Personal Care, LLC
- Please explain to us the basis for selecting the financial statements presented while excluding the financial statements of Silver State in your filing.
- Reconcile the purchase price paid for the acquisitions in 2007 and 2008 disclosed in your analysis (Exhibit A) to the disclosures in page F-9, F-17 and F-18.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

14.   We reissue comment 37 of our letter dated August 14, 2009. Please file exhibits 10.8, 10.8(a), 10.8(b), 10.8(e), and 10.8(f) in their entirety. This amendment only included certain portions of the schedules, attachments and exhibits.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to Bill Kearns at (202) 551-3727 or Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Dominick DeChiara, Esq.
Nixon Peabody LLP
Fax: (866) 402-0836